EXHIBIT 99.1

Consolidated Financial Statements (Expressed in U.S. dollars) BALLARD POWER SYSTEMS INC. Years ended December 31, 2010 and 2009

MANAGEMENT’S REPORT

Management’s Responsibility for the Financial Statements and Report on Internal Control over Financial Reporting

The consolidated financial statements contained in this Annual Report have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”).  The integrity and objectivity of the data in these consolidated financial statements are management’s responsibility.  Management is also responsible for all other information in the Annual Report and for ensuring that this information is consistent, where appropriate, with the information and data contained in the consolidated financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with GAAP.  Internal control over financial reporting may not prevent or detect fraud or misstatements because of limitations inherent in any system of internal control.  Management has assessed the effectiveness of the Corporation’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and concluded that the Corporation’s internal control over financial reporting was effective as of December 31, 2010.  In addition, management maintains disclosure controls and procedures to provide reasonable assurance that material information is communicated to management and appropriately disclosed.  Some of the assets and liabilities include amounts, which are based on estimates and judgments, as their final determination is dependent on future events.

The Board of Directors oversees management’s responsibilities for financial reporting through the Audit Committee, which consists of five directors who are independent and not involved in the daily operations of the Corporation.  The Audit Committee meets on a regular basis with management and the external and internal auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues.  The Audit Committee is responsible for appointing the external auditors (subject to shareholder approval), and reviewing and approving all financial disclosure contained in our public documents and related party transactions.

The external auditors, KPMG LLP, have audited the financial statements and expressed an unqualified opinion thereon.  KPMG has also expressed an unqualified opinion on the effective operation of the internal controls over financial reporting as of December 31, 2010.  The external auditors have full access to management and the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.

“JOHN SHERIDAN”	“TONY GUGLIELMIN”

JOHN SHERIDAN President and Chief Executive Officer March 8, 2011	TONY GUGLIELMIN Vice President and Chief Financial Officer March 8, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Ballard Power Systems Inc.

We have audited the accompanying consolidated balance sheets of Ballard Power Systems Inc. as at December 31, 2010 and December 31, 2009 and the related consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2010.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and December 31, 2009 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2010 in conformity with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 8, 2011 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Chartered Accounts

Vancouver, Canada
March 8, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Ballard Power Systems Inc.

We have audited Ballard Power Systems Inc’s (“the Company”) internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the section entitled “Management’s Report on Disclosure Controls and Procedures and Internal Controls over Financial Reporting” und the heading “Internal control over financial reporting” included in Management Discussion and Analysis.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audit also included performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company acquired Dantherm Power A/S (“Dantherm”) during 2010, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010, Dantherm’s internal control over financial reporting associated with total assets of $6,527,000 and total revenue of $1,618,000 included in the consolidated financial statements of the Company as of and for the year ended December 31, 2010.  Our audit of internal control over financial reporting also excluded the evaluation of the internal control over financial reporting of Dantherm.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010 based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as at December 31, 2010 and 2009, and the related consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows for the years then ended, and our report dated March 8, 2011, expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants

Vancouver, Canada
March 8, 2011

BALLARD POWER SYSTEMS INC.
Consolidated Balance Sheets
December 31,
(Expressed in thousands of U.S. dollars)

	2010	2009
Assets
Current assets:
Cash and cash equivalents	$51,937	$43,299
Short-term investments	22,508	38,932
Accounts receivable (notes 5 & 18)	11,614	12,903
Inventories (note 6)	12,382	9,168
Prepaid expenses and other current assets	957	2,114
	99,398	106,416

Property, plant and equipment (note 7)	36,706	39,320
Intangible assets (note 8)	2,975	824
Goodwill	48,106	48,106
Investments (note 9)	673	632
Long-term accounts receivable (note 5)	1,596	-
Other long-term assets	334	50
	$189,788	$195,348
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities (notes 10 & 18)	$23,334	$20,321
Deferred revenue	2,506	1,607
Accrued warranty liabilities	8,570	7,813
Current portion of obligation under capital lease (note 11)	681	316
	35,091	30,057
Long-term liabilities (notes 12 & 13)	4,432	4,632
Deferred gain (note 4)	9,036	-
Obligation under capital lease (note 11)	13,354	1,739
	61,913	36,428
Shareholders’ equity:
Ballard Power Systems Inc. shareholders’ equity
Share capital (note 14)	836,245	835,565
Treasury shares (note 14)	(670)	(207)
Contributed surplus (note 14)	288,618	284,510
Accumulated deficit	(995,669)	(960,712)
Accumulated other comprehensive loss	(236)	(236)
Total Ballard Power Systems Inc. shareholders’ equity	128,288	158,920
Dantherm Power A/S non-controlling interests (note 2)	(413)	-
Total Shareholders’ Equity	127,875	158,920
	$189,788	$195,348

See accompanying notes to consolidated financial statements.
Commitments, guarantees and contingencies (notes 11 & 16)

Approved on behalf of the Board:

“Ed Kilroy”                                                         “Ian Bourne”
Director                                                                Director

BALLARD POWER SYSTEMS INC.
Consolidated Statements of Operations and Comprehensive Loss
Years ended December 31,
(Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

	2010	2009
Revenues:
Product and service revenues	$65,019	$46,722
Cost of product and service revenues	54,808	40,795
Gross margin	10,211	5,927
Operating expenses:
Research and product development	23,812	26,628
General and administrative	13,315	10,801
Sales and marketing	8,861	7,203
Restructuring and related costs (note 10)	285	6,229
Acquisition charges	243	529
Depreciation and amortization	6,454	6,580
Total operating expenses	52,970	57,970

Operating loss	(42,759)	(52,043)
Investment and other income (note 15)	128	5,995
Interest expense	(974)	-
Gain on sale of assets (note 9)	4,765	34,419
Equity gain in associated companies (note 12)	-	8,364
Loss before income taxes	(38,840)	(3,265)
Income tax (recovery) (note 17)	3	(7)
Net loss and comprehensive loss	(38,843)	(3,258)
Less: Net loss attributable to Dantherm Power A/S non-controlling interests	(3,907)	-
Net loss and comprehensive loss attributable to Ballard Power Systems Inc.	$(34,936)	$(3,258)
Basic and diluted loss per share attributable to Ballard Power Systems Inc.	$(0.42)	$(0.04)
Weighted average number of common shares outstanding	84,102,315	83,637,315

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statements of Shareholders’ Equity
December 31,
(Expressed in thousands of U.S. dollars except per share amounts and number of shares)

	Ballard Power Systems Inc. shareholders' equity
	Number of shares	Share capital	Treasury shares	Contributed surplus	Accumulated deficit	Accumulated other comprehensive loss	Dantherm Power A/S Non-controlling interests	Total shareholders’ equity
Balance, December 31, 2008	82,122,135	$832,711	$–	$283,466	$(957,454)	$(236)	$–	$158,487
Net loss	–	–	–	–	(3,258)	–	–	(3,258)
Non-dilutive financing (note 3)	–	–	–	(719)	–	–	–	(719)
Purchase of treasury shares (note 14)	–	–	(207)	–	–	–	–	(207)
RSUs and DSUs redeemed	219,232	1,126	–	(1,283)	–	–	–	(157)
Options exercised	5,000	7	–	-	–	–	–	7
Share distribution plan	1,627,621	1,721	–	3,046	–	–	–	4,767
Balance, December 31, 2009	83,973,988	835,565	(207)	284,510	(960,712)	(236)	–	158,920
Acquisition of Dantherm Power (note 2)	–	–	–	–	–	–	3,543	3,543
Additional investment in Dantherm Power (note 2)	–	–	–	915	–	–	(49)	866
Net loss	–	–	–	–	(34,936)	–	(3,907)	(38,843)
Non-dilutive financing	–	–	–	(22)	–	–	–	(22)
Purchase of treasury shares (note 14)	–	–	(559)	–	–	–	–	(559)
RSUs and DSUs redeemed	101,986	542	96	(800)	(21)	–	–	(183)
Options exercised	72,491	138	–	(47)	–	–	–	91
Share distribution plan	–	–	–	4,062	–	–	–	4,062
Balance, December 31, 2010	84,148,465	$836,245	$(670)	$288,618	$(995,669)	$(236)	$(413)	$127,875

    See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statements of Cash Flows
Years ended December 31,
(Expressed in thousands of U.S. dollars)

	2010	2009
Cash provided by (used for):
Operating activities:
Net loss for the year	$(38,843)	$(3,258)
Items not affecting cash:
Compensatory shares	4,057	3,033
Employee future benefits	(358)	(1,524)
Depreciation and amortization	8,564	9,504
Unrealized gain on forward contracts	(1,404)	(408)
Gain on sale of assets (note 9)	(4,816)	(34,439)
Equity gain in associated companies	–	(8,364)
	(32,800)	(35,456)
Changes in non-cash working capital:
Accounts receivable	(65)	6,084
Inventories	(2,350)	1,356
Prepaid expenses and other current assets	1,276	(884)
Accounts payable and accrued liabilities	2,915	1,623
Deferred revenue	965	(3,656)
Accrued warranty liabilities	747	3,971
	3,488	8,494
Cash used by operations	(29,312)	(26,962)
Investing activities:
Net decrease (increase) in short-term investments	17,738	(7,619)
Additions to property, plant and equipment	(3,453)	(6,778)
Net proceeds on sale of property, plant and equipment and other	20,012	2,182
Net proceeds on monetization of other long-term assets (note 9)	3,355	37,000
Business acquisition including cash acquired (note 2)	877	–
Investments (notes 9 & 12)	(185)	(5,135)
	38,344	19,650
Financing activities:
Non-dilutive financing (note 3)	(22)	(3,243)
Purchase of treasury shares (note 14)	(559)	(207)
Repayment of capital lease obligation (note 11)	(770)	(30)
Net proceeds on issuance of share capital	91	5
Contribution from Dantherm Power A/S non-controlling interests (note 2)	866	–
	(394)	(3,475)

Increase (decrease) in cash and cash equivalents	8,638	(10,787)
Cash and cash equivalents, beginning of year	43,299	54,086
Cash and cash equivalents, end of year	$51,937	$43,299

Supplemental disclosure of cash flow information (note 19)
See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2010 and 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1.	Nature of business and summary of significant accounting policies:

(a)	Nature of business:

The principal business of Ballard Power Systems Inc. (the “Corporation”) is the design, development, manufacture, sale and service of fuel cell products for a variety of applications, focusing on motive power (material handling and buses) and stationary power (back-up power and distributed generation) markets.  A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity.  Our technology is based on proton exchange membrane (“PEM”) fuel cells.

(b)	Basis of presentation, critical accounting estimates and judgment applied:

The consolidated financial statements of the Corporation have been prepared in accordance with Canadian GAAP.  All amounts are in United States dollars, unless otherwise noted.  Material measurement differences to United States GAAP are disclosed in note 23.

The preparation of the Corporation’s consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) requires management to apply judgment when making estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of revenues and expenses of the reporting period, as well as disclosures made in the accompanying notes to the financial statements.  The estimates and associated assumptions are based on past experience and other factors that are considered relevant. Actual results could differ from these estimates.

The Corporation’s critical accounting estimates include, among others, estimates related to revenue recognition on long-term contracts, the assessment of the net realizable value of goodwill and intangible assets, inventory and investments, the adequacy of warranty provisions on sales, and the recoverability of future tax assets.

(c)	Convergence with International Financial Reporting Standards:

Canadian public companies will be required to prepare financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.  This change will apply to financial statements relating to the Corporation beginning on January 1, 2011.  The Corporation has undertaken a project to ensure compliance with the new standards by the adoption date.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2010 and 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1.	Nature of business and summary of significant accounting policies (cont’d):

(d)	Principles of consolidation:

The consolidated financial statements include the accounts of the Corporation and its principal subsidiaries as follows:

	Percentage ownership
	2010	2009
Ballard Advanced Materials Corporation	77.5%	77.5%
Ballard GmbH	100.0%	100.0%
Ballard Material Products Inc.	100.0%	100.0%
Ballard Power Corporation	100.0%	100.0%
Dantherm Power A/S (note 2)	52.0%	N/A

All significant intercompany balances and transactions have been eliminated on consolidation.

(e)	Translation of foreign currencies:

The measurement currency of the Corporation is the U.S. dollar.  Transactions in foreign currencies are translated at the exchange rate in effect at the transaction date.  Monetary assets and liabilities denominated in other than the measurement currency are translated at the exchange rates in effect at the balance sheet date.  The resulting exchange gains and losses are recognized in earnings.

(f)	Revenue recognition:

The Corporation generates revenues primarily from product sales and services.  Product revenues are derived primarily from standard equipment and material sales contracts and from long-term fixed price contracts.  Service revenues are derived primarily from cost-plus reimbursable contracts.  Engineering development revenues are derived primarily from long-term fixed price contracts.

On standard equipment and material sales contracts, revenues are recorded when the product is shipped to the customer and the risks of ownership are transferred to the customer, when the price is fixed and determinable, and collection is reasonably assured.  Provisions are made at the time of sale for warranties.

On cost-plus reimbursable contracts, revenues are recognized as costs are incurred, and include applicable fees earned as services are provided.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2010 and 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1.	Nature of business and summary of significant accounting policies (cont’d):

(f)	Revenue recognition (cont’d):

On long-term fixed price contracts, revenues are recognized on the percentage-of-completion basis over the duration of the contract, which consists of recognizing revenue on a given contract proportionately with its percentage of completion at any given time. The percentage of completion is determined by dividing the cumulative costs incurred as at the balance sheet date by the sum of incurred and anticipated costs for completing a contract.

The cumulative effect of changes to anticipated revenues and anticipated costs for completing a contract are recognized in the period in which the revisions are identified.  In the event that the anticipated costs exceed the anticipated revenues on a contract, such loss is recognized in its entirety in the period it becomes known.

Deferred revenue represents cash received from customers in excess of revenue recognized on uncompleted contracts.

(g)	Cash, cash equivalents and short-term investments:

Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest-bearing securities with maturities at the date of purchase of three months or less.

Short-term investments consist of highly liquid interest bearing securities with maturities at the date of purchase between three months and three years.

(h)	Financial instruments:

The Corporation measures its financial assets in the balance sheet at fair value, except for loans and receivables, which are measured at amortized cost.  Financial liabilities classified as held for trading, including derivatives, are measured in the balance sheet at fair value; all other financial liabilities are measured at amortized cost.  Long-term investments are measured at cost as they are privately held entities.

Measurement in subsequent periods depends on whether the financial instrument has been classified as held for trading, available-for-sale, held-to-maturity, loans and receivables, or other liabilities.  The Corporation classifies its accounts receivables as loans and receivables and its accounts payable and warranty liabilities as other financial liabilities.

Periodically, the Corporation enters into forward exchange contracts to limit its exposure to foreign currency rate fluctuations and to platinum price fluctuations.  These derivative contracts are recorded as either assets or liabilities in the consolidated balance sheet at fair value.  Any changes in fair value are recognized in net income.  The Corporation does not designate its financial instruments as hedges.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2010 and 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1.	Nature of business and summary of significant accounting policies (cont’d):

(i)	Inventories:

Inventories are recorded at the lower of cost and net realizable value.  The cost of inventories is based on the first-in first-out principle, and includes expenditures incurred in acquiring the inventories, production or conversion costs, and other costs incurred in bringing them to their existing location and condition.  In the case of manufactured inventories and work in progress, cost includes materials, labor and the appropriate share of production overhead based on normal operating capacity.  Costs of materials are determined on an average per unit basis.  Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.  In establishing the appropriate inventory obsolescence provision, management estimates the likelihood that inventory carrying values will be affected by changes in market demand, technology and design, which could make inventory on hand recoverable at less than its cost or even obsolete.

(j)	Property, plant and equipment:

Property, plant and equipment are initially recorded at cost and are amortized from the date of acquisition or, in respect of internally constructed assets, from the time an asset is completed and ready for use, using the straight-line method over the estimated useful lives of the assets as follows:

Buildings	30 to 39 years
Building under capital lease	15 years
Computer equipment	3 to 7 years
Furniture and fixtures	5 to 14 years
Leasehold improvements	The shorter of initial term of the respective lease and estimated useful life
Production and test equipment	4 to 15 years
Production and test equipment under capital lease	5 years

(k)	Intangible assets:

Intangible assets consist of fuel cell technology acquired from third parties and are recorded at cost.  Intangible assets are amortized over their estimated useful lives of 5 to 15 years using the straight-line method.

Costs incurred in establishing and maintaining patents and license agreements are expensed in the period incurred.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2010 and 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1.	Nature of business and summary of significant accounting policies (cont’d):

(l)	Impairment of long-lived assets:

Long-lived assets, including property, plant and equipment, investments, and intangible assets, are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.  An impairment loss, if any, is recognized when the carrying amount of a long-lived asset exceeds its fair value based on its estimated undiscounted future cash flows.

(m)	Goodwill:

Goodwill represents the excess of the purchase price of an acquired enterprise over the fair value assigned to assets acquired and liabilities assumed.

Goodwill is assessed for impairment at least annually, or more frequently if events or changes in circumstances indicate that the goodwill might be impaired.  The assessment of impairment is based on estimated fair market values derived from certain valuation models, which may consider various factors such as normalized and estimated future earnings, price earnings multiples, terminal values and discount rates.  An impairment loss, if any, is recognized to the extent that the carrying amount of goodwill exceeds its estimated fair market value.

The Corporation has designated December 31 as the date for the annual impairment test. As at December 31, 2010, the date of the last impairment test, goodwill was not considered to be impaired.

(n)	Investments:

Investments in shares of companies over which the Corporation has the ability to exercise significant influence are accounted for by the equity method.  Investments in companies where significant influence does not exist are carried at cost.

(o)	Accrued warranty liabilities:

A provision for warranty costs is recorded on product sales at the time of shipment.  In establishing the accrued warranty liability, management estimates the likelihood that products sold will experience warranty claims and the estimated cost to resolve claims received, taking into account the nature of the contract and past and projected experience with the products.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2010 and 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1.	Nature of business and summary of significant accounting policies (cont’d):

(p)	Leases:

Leases are classified as capital or operating depending upon the terms and conditions of the contracts.  Leases, which transfer substantially all the benefits and risks incident to ownership of the leased property to the Corporation, are accounted for as capital leases.  The cost of assets under capital leases represent the present value of minimum lease payments and are amortized on a straight-line basis over the lease term.  Assets under capital leases are presented in property, plant and equipment in the consolidated balance sheet.

Leases that do not transfer substantially all of the benefits and risks incident to ownership of the property are accounted for as operating leases.

(q)	Asset retirement obligations:

Legal obligations to retire tangible long-lived assets are recorded at fair value at acquisition with a corresponding increase in asset value.  These include assets leased under operating leases.  The liability is accreted over the life of the asset to fair value and the increase in asset value is depreciated over the remaining useful life of the asset.

(r)	Research and product development costs:

Research costs are expensed as they are incurred.  Product development costs are expensed as incurred except if the costs are related to the development and setup of new products, processes and systems and satisfy certain conditions for capitalization, including reasonable assurance that they will be recovered. All capitalized development costs, if any, are amortized when commercial production begins, using the straight-line method over a period of five years.  An impairment loss, if any, is recognized in the period it occurs.

As at December 31, 2010, the Corporation has not capitalized any development costs.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2010 and 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1.	Nature of business and summary of significant accounting policies (cont’d):

(s)	Income taxes:

The Corporation follows the asset and liability method of accounting for income taxes.  Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (temporary differences) and for loss carry-forwards.  The resulting changes in the net future tax asset or liability are included in income.  Future tax assets and liabilities are measured using enacted, or substantively enacted, tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

The effect on future income tax assets and liabilities, of a change in tax rates, is included in income in the period that includes the substantive enactment date.  Future income tax assets are evaluated, and if realization is not considered to be “more likely than not,” a valuation allowance is provided.

(t)	Employee future benefits:

The Corporation accounts for employee future benefit plan assets and obligations and related costs of defined benefit pension plans, and other post-retirement benefits, under the following accounting policies:

●
Accrued benefit obligations and the cost of pension and other post-retirement benefits earned by participants are determined from actuarial calculations according to the projected benefit method prorated on services.  The accrued benefit obligations under the post-employment benefit plans are determined from actuarial calculations according to the accumulated benefit method.  The calculations are based on management’s best estimate assumptions relating to salary escalations, retirement age of participants and estimated health-care costs.  Pension obligations are discounted using current market interest rates.  Changes in accrued benefit obligations are recognized immediately.

●	Plan assets are measured at fair value, determined directly by reference to quoted market prices. Changes in fair value on plan assets are recognized immediately.

●
Actuarial gains or losses arise from changes in actuarial assumptions used to determine accrued benefit obligations and from emerging experience different from the selected assumptions. Actuarial gains or losses are recognized immediately.

●	Current service costs, if any, are recognized immediately.

●	Curtailment gains and losses arising from plan amendments are recognized immediately.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2010 and 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1.	Nature of business and summary of significant accounting policies (cont’d):

(t)	Employee future benefits (cont’d):

The cost of defined contribution pension plans, which cover our employees in Canada and the United States, are expensed as contributions are due.

(u)	Share-based compensation:

The Corporation uses the fair-value based method of accounting for share-based compensation for all awards of shares and share options granted.  The fair value at the grant date of share options (“options”) is calculated using the Black-Scholes valuation method.  The fair value of restricted share units (“RSUs”) and deferred share units (“DSUs”) are measured based on the fair value of the underlying shares on the grant date.  Compensation expense is charged to net income over the vesting period and is recognized when services are received with a corresponding increase to contributed surplus. Under certain circumstances, RSUs are contingent on achieving specified performance criteria. The Corporation estimates forfeitures at the grant date and revises the estimate as necessary if subsequent information indicates that actual forfeitures differ significantly from the original estimate.

The Corporation issues shares and share options under its share-based compensation plans as described in note 14.  Any consideration paid by employees on exercise of share options or purchase of shares, together with the amount initially recorded in contributed surplus, is credited to share capital.

(v)	Earnings (loss) per share:

Basic earnings (loss) per share is computed using the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated using the treasury stock method.  Under the treasury stock method, the dilution is calculated based upon the number of common shares issued should deferred share units (“DSUs”), restricted share units (“RSUs”), and “in the money” options, if any, be exercised.  For the years ended December 31, 2010 and 2009, diluted loss per share has not been calculated, as the effects of outstanding stock-based compensation arrangements would be anti-dilutive.

(w)	Comprehensive income (loss):

Other comprehensive income (loss) represents changes in shareholders’ equity and includes items such as unrealized gains and losses on financial assets classified as available-for-sale, and cumulative translation adjustments. The Corporation has included a reconciliation of comprehensive income and accumulated other comprehensive income, which is presented as a separate category of shareholders’ equity, on the consolidated balance sheet and the consolidated statement of shareholders’ equity.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2010 and 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1.	Nature of business and summary of significant accounting policies (cont’d):

(x)	Government assistance and investment tax credits:

Government assistance and investment tax credits are recorded as either a reduction of the cost of the applicable assets, or credited against the related expense incurred in the statement of operations, as determined by the terms and conditions of the agreements under which the assistance is provided to the Corporation or the nature of the expenditures which gave rise to the credits. Government assistance and investment tax credit receivables are recorded when their receipt is reasonably assured.

(y)	Comparative figures:

Certain comparative figures have been reclassified to conform to the presentation adopted for the current year.

2.	Business acquisition:

On January 18, 2010, the Corporation acquired a controlling interest (the “Acquisition”) in Denmark-based Dantherm Power A/S (“Dantherm Power”), partnering with co-investors Dantherm A/S and Danfoss Ventures A/S.  Dantherm Power was acquired primarily for its intangible assets related to fuel cell-based backup power systems. In exchange for an initial investment of 15,000,000 Danish Kroner, or $2,915,000, the Corporation obtained a 45.14% interest in Dantherm Power including the right to nominate a majority of the members of the Board of Directors.  Through the Corporation’s ability to elect a majority of the members of the Dantherm Power board, who have the power to determine the strategic operating, investing and financing policies of Dantherm Power, the Corporation holds effective control over Dantherm Power as of the date of the initial investment.

As a result, all assets, liabilities and results of operations of Dantherm Power are consolidated and have been included in the Corporation’s consolidated financial statements and are reported in the Fuel Cell Products segment.  Ownership interests in Dantherm Power, other than the Corporation’s, are shown as non-controlling interests.  The non-controlling interest was valued based on the price paid for the controlling interest by the Corporation on its initial acquisition date.

The acquisition has been accounted for using the purchase method of accounting and, accordingly, the operations of Dantherm Power have been included in the consolidated financial statements since the date of acquisition.  The intangible assets arising from this acquisition are amortized over their estimated useful life of 5 years.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2010 and 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

2.	Business acquisition (cont’d):

The following is the purchase price allocation to the fair value of the assets acquired, and liabilities assumed at the date of acquisition:

Net assets acquired:
Cash and cash equivalents	$3,792
Accounts receivable	128
Inventories	864
Prepaid expenses and other	143
Property, plant and equipment	536
Intangible assets	2,876
Investments	13
Current liabilities	(1,894)
Net assets acquired on January 18, 2010	6,458
Non-controlling interest of 54.86%	(3,543)
Total purchase consideration	$2,915

Purchase consideration	$(2,915)
Acquired cash and cash equivalents	3,792
Net cash acquired on business acquisition	$877

In August 2010, the Corporation invested an additional 15,000,000 Danish Kroner, or $2,566,000, in Dantherm Power for an additional 7% interest, resulting in a 52% total equity interest held. Dantherm Power’s non-controlling interests contributed $866,000 with respect to their prior interests.

Since the date of acquisition, Dantherm Power revenue of $2,525,000 and net loss attributable to Ballard Power Systems Inc. of $3,411,000 have been included in the Corporation’s statement of operations.  Pro forma revenue and net loss attributable to the Corporation as if Dantherm Power was acquired on January 1, 2010 would not be materially different than the amounts reported in the consolidated statement of operations in 2010.  If Dantherm Power was acquired on January 1, 2009, pro forma revenue would be $48,583,000 and net loss attributable to the Corporation would be $8,402,000 in 2009.

Dantherm Power is focused on development and production of commercially viable cell-based back-up power systems for use in information technology and telecom network base stations.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2010 and 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3.	Non-dilutive financing:

On December 31, 2008, the Corporation completed a restructuring transaction with Superior Plus Income Fund (“Superior Plus”) to reorganize the Corporation’s business under a Plan of Arrangement (the “Arrangement”) resulting in a non-dilutive financing with gross cash proceeds of $38,029,000 (CDN $46,319,000). On the closing of the Arrangement in 2008, the Corporation recorded a contribution to Contributed Surplus of $33,071,000, representing the gross proceeds of $38,029,000 net of non-dilutive financing costs of $4,958,000.

Of the total non-dilutive financing costs of $4,958,000, $3,243,000 and $22,000 were paid in 2009 and 2010, respectively and $613,000 remain accrued in accounts payable and accrued liabilities at December 31, 2010.

4.	Sale-leaseback transaction:

On March 9, 2010, the Corporation completed a sale and leaseback agreement with Madison Pacific Properties Inc. (“Madison”) whereby the Corporation sold its head office building in Burnaby, British Columbia in return for gross cash proceeds of $20,427,000 (Canadian $20,750,000).  The Corporation then leased the property back from Madison for an initial 15-year term plus two 5-year renewal options.  On the closing of the transaction, the Corporation recorded a deferred gain of $9,512,000, consisting of $6,242,000 allocated to the building and $3,270,000 allocated to the land, both of which will be recognized to income on a straight-line basis over the term of the 15-year lease.  Due to the long-term nature of the lease, the leaseback of the building qualifies as a capital lease.  As a result, on the closing of the transaction the Corporation recorded assets under capital lease of $12,180,000, and a corresponding obligation under capital lease (notes 7 and 11), representing the net present value of the minimum lease payments at the inception of the lease allocated to the building and an operating lease for the leaseback of the land.  The future lease payments allocated to the building are included in the table in note 11, while the future lease payments allocated to the land are $631,000 per year for the next 15 years.

The deferred gain recorded on closing of the sale-leaseback transaction in 2010 is as follows:

Proceeds on disposition	$20,427
Net book value of assets sold	(10,432)
Disposition costs	(483)
Deferred gain on sale	$9,512
Less amortization in 2010	(529)
Other	53
$9,036

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2010 and 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

5.	Accounts receivable:

	2010	2009
Trade receivables	$12,584	$12,847
Other	626	56
	13,210	12,903
Less: Long-term trade receivables	(1,596)	–
	$11,614	$12,903

6.	Inventories:

	2010	2009
Raw materials and consumables	$6,962	$5,928
Work-in-progress	2,951	2,018
Finished goods	2,469	1,222
	$12,382	$9,168

In 2010, changes in raw materials and consumables, finished goods and work-in-progress recognized as cost of product and service revenues amounted to $34,574,000 (2009 - $20,677,000).  In 2010, the write-down of inventories to net realizable value amounted to $604,000 (2009 - $874,000).  There were no reversals of write-downs in 2010 or 2009.  Write-downs and reversals are included in either cost of product and service revenues, or research and product development expense, depending on the nature of inventory.

7.	Property, plant and equipment:

2010	Cost	Accumulated depreciation	Net book value
Land	$1,220	$-	$1,220
Building	3,666	2,044	1,622
Building under capital lease (notes 4 & 11)	12,180	652	11,528
Computer equipment	6,339	5,347	992
Furniture and fixtures	741	682	59
Leasehold improvements	6,934	4,097	2,837
Production and test equipment	45,382	28,889	16,493
Production and test equipment under capital lease (note 11)	2,078	123	1,955
	$78,540	$41,834	$36,706

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2010 and 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

7.	Property, plant and equipment (cont’d):

2009	Cost	Accumulated depreciation	Net book value
Land	$4,803	$-	$4,803
Building	13,596	5,661	7,935
Computer equipment	11,421	10,319	1,102
Furniture and fixtures	4,692	4,629	63
Leasehold improvements	8,669	5,489	3,180
Production and test equipment	67,651	47,492	20,159
Production and test equipment under capital lease (note 11)	2,078	-	2,078
	$112,910	$73,590	$39,320

For the year ended December 31, 2010, the Corporation recorded $8,086,000 (2009 – $6,300,000) of depreciation expense.

8.	Intangible assets:

2010	Cost	Accumulated amortization	Net book value
Fuel cell technology	$43,443	$40,468	$2,975

2009	Cost	Accumulated amortization	Net book value
Fuel cell technology	$40,567	$39,743	$824

During 2010, the Corporation acquired $2,876,000 in fuel cell technology as part of the acquisition of Dantherm Power (note 2).

For the year ended December 31, 2010, the Corporation recorded $725,000 (2009 – $2,902,000) of amortization expense.

9.	Investments:

Investments are comprised of the following:

	2010		2009
	Amount	Percentage ownership	Amount	Percentage ownership
Chrysalix Energy Limited Partnership	$663	15.0%	$632	15.0%
AFCC	–	19.9%	–	19.9%
Other	10		–
	$673		$632

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2010 and 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

9.	Investments (cont'd):

Chrysalix Energy Limited Partnership (“Chrysalix”) is recorded at the lower of cost and estimated net realizable value.  During 2010, the Corporation made additional investments of $67,000 (2009 - $200,000) in Chrysalix, which was partially offset by a cash distribution received from Chrysalix of $36,000 (2009 - $68,000).

The Corporation maintains a 19.9% interest in AFCC, which is accounted for using the cost method and is subject to a Share Purchase Agreement (“SPA”) under which Ford, either at the option of the Corporation or Ford’s election, may purchase the Corporation’s interest in AFCC at any time after January 31, 2013 for $65,000,000 plus interest accruing at LIBOR from January 31, 2008.  The Corporation has no obligation to fund any of AFCC’s operating expenses.

In December 2009, the Corporation completed an agreement to monetize its rights under the SPA whereby the Corporation effectively sold its rights and obligations under the SPA to a third party for initial fixed proceeds of $37,000,000 and a contingent payment of $7,500,000. The contingent payment of $7,500,000 was due upon maturation of the Share Purchase Agreement in 2013, and was contingent on the financial institution’s rights in the transaction remaining unsubordinated. On the closing of the SPA monetization in 2009, the Corporation recorded a gain of $34,297,000.

In July 2010, the Corporation completed an agreement with the financial institution to extinguish the $7,500,000 contingent payment for $5,000,000 and recorded an additional gain of $4,761,000. The Corporation’s investment in AFCC and the SPA has now been fully monetized.

Initial proceeds on disposal of SPA in 2009	$37,000
Net book value of AFCC and SPA	(1,262)
SPA disposal costs accrued at December 31, 2009	(1,441)
Other	122
Gain on sale of assets in 2009	$34,419
Additional proceeds to extinguish contingent payment in 2010	$5,000
SPA disposal costs incurred in 2010	(239)
Other	4
Gain on sale of assets in 2010	$4,765

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2010 and 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

10.	Accounts payable and accrued liabilities:

	2010	2009
Trade accounts payable	$8,453	$6,670
Other liabilities	4,677	3,952
Accrued non-dilutive financing costs (note 3)	613	584
Compensation payable	9,159	5,235
Taxes payable	354	302
Accrued restructuring and related costs	78	2,137
Accrued SPA disposal costs (note 9)	–	1,441
	$23,334	$20,321

In August 2010, the Corporation completed an organizational restructuring at Dantherm Power resulting in restructuring and related charges of $285,000 primarily for severance expense on the elimination of 8 positions.

In August 2009, the Corporation completed an organizational restructuring resulting in restructuring and related charges of $4,866,000 primarily for severance expense on the elimination of 85 positions.  This action was in addition to an organizational restructuring completed in March 2009 that resulted in restructuring and related charges of $1,363,000 primarily for severance expense on the elimination of 32 positions.

As at December 31, 2010, $78,000 (2009 - $2,137,000) of restructuring and related costs were payable.

11.	Obligations under capital lease:

In March 2010, the Corporation entered into a sale and leaseback transaction relating to its head office building resulting in a capital lease with an imputed interest rate of 7.35% per annum expiring in February 2025 (note 4).  The Corporation also leases certain production equipment under capital lease with an imputed interest rate of 2.25% per annum expiring December 2014.  The minimum future lease payments for the Corporation’s capital leases are as follows:

Year ending December 31
2011	$1,591
2012	1,591
2013	1,591
2014	1,997
2015	1,402
Thereafter	13,941
Total minimum lease payments	22,113
Less imputed interest	(8,078)
Total obligation under capital lease	14,035
Current portion of obligation under capital lease	681
Long-term portion of obligation under capital lease	$13,354

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2010 and 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

11.	Obligations under capital lease (cont'd):

The obligation under capital lease for certain production equipment is secured by a hypothecation of the Corporation’s cash, cash equivalents, and short-term investments.

For the year ended December 31, 2010, $693,000 (2009 – nil) of interest was paid on capital lease obligations.

12.	Long-term liabilities:

	2010	2009
Defined benefit pension plan	$2,459	$2,695
Other benefit plan	491	616
Employee future benefit plans (note 13)	2,950	3,311
Asset retirement obligation	1,482	1,321
	$4,432	$4,632

In determining the fair value of the asset retirement obligations, the estimated future cash flows have been discounted at 12% per annum.  The total undiscounted amount of the estimated cash flows required to settle this obligation is $3,980,000.  The obligation will be settled at the end of the term of the operating lease, which extends to 2019.

In March 2009, the Corporation made a net investment of $5,000,000 in EBARA BALLARD Corporation (“EBARA BALLARD”), a joint venture with EBARA Corporation (“Ebara”) that was focused on the development, manufacture, sale, and servicing of stationary power systems for the residential cogeneration market in Japan. In May 2009, the Corporation announced intentions to discontinue operations in EBARA BALLARD. EBARA BALLARD was accounted for using the equity method and was considered a related party.  On the announcement of the intention to discontinue operations, the $10,838,000 of historic recorded equity losses in EBARA BALLARD in excess of the net investment of EBARA BALLARD (including $2,474,000 of equity losses recorded in 2009 prior to the wind-up), was reversed to net income as (i) Ebara was solely responsible for the liquidation obligations of EBARA BALLARD; and (ii) the Corporation was not committed to provide, nor did it intend to provide, any further financial support to EBARA BALLARD. As a result, the Corporation recorded equity income of $8,364,000 in 2009. EBARA BALLARD was formally dissolved in October 2009.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2010 and 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

13.	Employee future benefit plans:

2010		2009
Pension plan	Other benefit plan	Pension plan	Other benefit plan
Fair value of plan assets	$8,360	$-	$7,105	$-
Accrued benefit obligation	(10,819)	(491)	(9,800)	(616)
Accrued benefit liability	$(2,459)	$(491)	$(2,695)	$(616)

The Corporation maintains a defined benefit pension plan covering employees in the United States.  The benefits under the pension plan are based on years of service and salary levels accrued as of December 31, 2009.  In 2009, amendments were made to the defined benefit pension plan to freeze benefits accruing to employees at their respective years of service and salary levels obtained as of December 31, 2009.  This hard freeze of pension plan benefits resulted in the recognition of curtailment gains of $1,055,000 in 2009.  Certain employees in the United States are also eligible for post-retirement healthcare, life insurance and other benefits.  The Corporation accrues its obligations under employee future benefit plans and the related costs, net of the fair value of plan assets.

The measurement date used to determine pension and other post-retirement benefit measures is December 31 of each year.  The most recent actuarial valuation of the employee future benefit plans for funding purposes was as of January 1, 2010.  The next actuarial valuation of the employee future benefit plans for funding purposes is expected to be as of January 1, 2011.

Information about the Corporation’s employee future benefit plans, in aggregate, is as follows:

Defined benefit plan obligations:

	2010		2009
	Pension plan	Other benefit plan	Pension plan	Other benefit plan
Balance, beginning of year	$9,800	$616	$9,981	$616
Current service cost	–	3	366	3
Interest cost	579	35	594	35
Benefits paid	(217)	(31)	(200)	(31)
Benefits payable	36	–	–	–
Actuarial (gains) losses	621	(132)	114	(7)
Curtailment gain	–	–	(1,055)	–
Balance, end of year	$10,819	$491	$9,800	$616

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2010 and 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

13.	Employee future benefit plans (cont'd):

Defined benefit plan assets:

	2010		2009
	Pension plan	Other benefit plan	Pension plan	Other benefit plan
Balance, beginning of year	$7,105	$–	$5,761	$–
Actual return (loss) on plan assets	1,136	–	1,477	–
Employer’s contributions	370	28	100	31
Plan expenses	(34)	–	(33)	–
Benefits paid	(217)	(28)	(200)	(31)
Balance, end of year	$8,360	$–	$7,105	$–

The plan assets for the funded pension plan consists of:

	2010	2009
Cash and cash equivalents	2%	1%
Equity securities	71%	72%
Debt securities	27%	27%
Total	100%	100%

The elements of the employee future benefit plan expenses recognized for the years ended December 31, 2010 and 2009 were as follows:

	2010		2009
	Pension plan	Other benefit plan	Pension plan	Other benefit plan
Current service cost	$–	$3	$366	$3
Interest cost	579	35	594	35
Actual (return) loss on plan assets	(1,136)	–	(1,477)	–
Actuarial (gains) losses	621	(131)	114	(7)
Plan expenses	34	–	33	–
Benefits	36	–	–	–
Curtailment gain	–	–	(1,055)	–
Employee future benefit plan expense (gain)	$134	$(93)	$(1,425)	$31

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2010 and 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

13.	Employee future benefit plans (cont'd):

The significant actuarial assumptions adopted in measuring benefit obligations at December 31, 2010 and 2009 were as follows:

	2010		2009
	Pension plan	Other benefit plan	Pension plan	Other benefit plan
Discount rate	5.5%	5.5%	6.0%	6.0%
Rate of compensation increase	n/a	n/a	n/a	n/a

The significant actuarial assumptions adopted in determining net expense for the years ended December 31, 2010 and 2009 were as follows:

	2010		2009
	Pension plan	Other benefit plan	Pension plan	Other benefit plan
Discount rate	6.0%	6.0%	6.0%	6.0%
Expected return on plan assets	7.0%	n/a	7.0%	n/a
Rate of compensation increase	n/a	n/a	3.3%	n/a

The assumed health care cost trend rates applicable to the other benefit plans at December 31, 2010 and 2009 were as follows:

	2010	2009
Initial medical health care cost trend rate	8.5%	9.0%
Initial dental health care cost trend rate	5.0%	5.0%
Cost trend rate declines to medical and dental	5.0%	5.0%
Year that the medical rate reaches the rate it is assumed to remain at	2017	2017
Year that the dental rate reaches the rate it is assumed to remain at	2009	2009

A one-percentage-point change in assumed health care cost trend rates would not have a material impact on the Corporation’s financial statements.

14.	Share capital:

(a)	Authorized and issued:

Unlimited number of common shares, voting, without par value.

Unlimited number of preferred shares, issuable in series.

At December 31, 2010, 84,148,465 (2009 – 83,973,988) common shares are issued and outstanding.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2010 and 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

14.	Share capital (cont’d):

(b)	Share option plan:

In 2009, the Corporation adopted a consolidated share option plan to supersede and replace four previous share option plans.  All directors, officers and employees of the Corporation, and its subsidiaries, are eligible to participate in the share option plan although as a matter of policy, options are currently not issued to directors. Option exercise prices are denominated in both Canadian and U.S. dollars, depending on the residency of the recipient.  Canadian dollar denominated options have been converted to U.S. dollars using the year-end exchange rate for presentation purposes.  All options have a term of seven to ten years from the date of grant unless otherwise determined by the board of directors.  One-third of the options vest and may be exercised, at the beginning of each of the second, third and fourth years after granting.

As at December 31, 2010, options outstanding from the consolidated share option plan was as follows:

	Options for common shares	Weighted average exercise price
Balance, December 31, 2008	5,476,382	$24.65
Options granted	1,944,997	1.60
Options exercised	(5,000)	1.01
Options forfeited	(1,548,528)	33.13
Balance, December 31, 2009	5,867,851	19.18
Options granted	1,709,737	2.31
Options exercised	(72,491)	1.30
Options forfeited	(589,408)	9.48
Options expired	(233,100)	190.90
Balance, December 31, 2010	6,682,589	$10.84

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2010 and 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

14.	Share capital (cont’d):

(b)	Share option plan (cont’d):

The following table summarizes information about the Corporation’s share options outstanding as at December 31, 2010:

	Options outstanding			Options exercisable
Range of exercise price	Number outstanding at December 31, 2010	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable at December 31, 2010	Weighted average exercise price
$1.01 – $2.41	3,163,338	5.8	$1.99	514,163	$1.66
$3.12 – $5.11	587,007	4.2	4.83	392,338	4.83
$5.82 – $7.99	1,579,205	4.3	7.35	1,579,205	7.35
$10.00 – $14.76	376,635	2.5	13.94	376,635	13.94
$18.40 – $38.96	525,954	1.4	36.21	525,954	36.21
$44.04 – $88.98	450,450	0.5	60.90	450,450	60.90
	6,682,589	4.4	$10.84	3,838,745	$17.21

The Corporation uses the fair-value method for recording employee and director share option grants.  During 2010, compensation expense of $1,557,000 (2009 - $1,760,000) was recorded in net income as a result of fair value accounting for share options granted. The share options granted during the year had a weighted average fair value of $1.23 (2009 - $0.76) and vesting periods of three years.

The fair values of the options granted were determined using the Black-Scholes valuation model under the following weighted average assumptions:

	2010	2009
Expected life	5 years	5 years
Expected dividends	Nil	Nil
Expected volatility	65%	60%
Risk-free interest rate	3%	3%

(c)	Share distribution plan:

In 2009, the Corporation adopted a consolidated share distribution plan to supersede and replace five previous share distribution plans.  The consolidated share distribution plan permits the issuance of common shares for no cash consideration to employees of the Corporation to recognize their past contribution and to encourage future contribution to the Corporation.  At December 31, 2010, there were 1,089,491 (2009 – 1,472,380) shares available to be issued under these plans.

No compensation expense was recorded against income during the years ended December 31, 2010 and 2009 for shares distributed, and to be distributed, under the plan.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2010 and 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

14.	Share capital (cont'd)

(d)	Deferred Share Units:

Deferred share units (“DSUs”) are granted to the board of directors and executives.  Eligible directors may elect to receive all or part of their annual retainers and executives may elect to receive all or part of their annual bonuses in DSUs.  Each DSU is redeemable for one common share in the capital of the Corporation after the director or executive ceases to provide services to the Corporation.  Shares will be issued from the Corporation’s share distribution plan.

DSUs for common shares
Balance, December 31, 2008	333,066
DSUs exercised	(16,914)
Balance, December 31, 2009	316,152
DSUs exercised	(25,355)
Balance, December 31, 2010	290,797

No compensation expense was recorded against income during the year ended December 31, 2010.

In 2009, the Corporation determined that 169,276 DSUs had been issued to directors in excess of a limitation set out in its share distribution plan.  The Corporation’s shareholders ratified the DSU overgrant.  Accordingly the previously recorded compensation expense relating to the overgrant was reversed from contributed surplus and the revised compensation expense for the approved DSUs was recorded based on the market price of the shares on the date of approval, resulting in a net decrease to contributed surplus of $451,000.

(e)	Restricted Share Units:

Restricted share units (“RSUs”) are granted to employees and executives.  Each RSU is convertible into one common share. The RSUs vest after a specified number of years from the date of issuance, and under certain circumstances, are contingent on achieving specified performance criteria.

The Corporation has two plans under which RSUs may be granted, the consolidated share distribution plan and the market purchase RSU plan.  Awards under the consolidated share distribution plan (note 14 (c)) are satisfied by the issuance of treasury shares on maturity.  Awards granted under the market purchase RSU Plan are satisfied by shares purchased on the open market by a trust established for that purpose.  During 2010, the Corporation repurchased 269,877 (2009 – 87,729) common shares through the trust for cash consideration of $559,000 (2009 – $207,000) for the purpose of funding future grants under the Market Purchase RSU Plan.  As at December 31, 2010 the Corporation held 318,615 shares as treasury shares.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2010 and 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

14.	Share capital (cont'd)

(e)       Restricted Share Units (cont’d):

	RSUs for common shares
	Share Distribution Plan	Market Purchase Plan	Total RSUs
Balance, December 31, 2008	1,092,813	–	1,092,813
RSUs granted	633,737	446,733	1,080,470
RSUs exercised	(357,319)	–	(357,319)
RSUs forfeited	(128,215)	(66,000)	(194,215)
Balance, December 31, 2009	1,241,016	380,733	1,621,749
RSUs granted	-	893,370	893,370
RSUs exercised	(154,006)	(38,990)	(192,996)
RSUs forfeited	(235,040)	(176,015)	(411,055)
Balance, December 31, 2010	851,970	1,059,098	1,911,068

During 2010, compensation expense of $2,500,000 (2009 - $1,736,000) was recorded against income.

15.	Investment and other income (loss):

	2010	2009
Investment return (loss) less interest cost on employee future benefit plans	$(12)	$741
Curtailment gain on employee future benefit plans	–	1,055
Employee future benefits gain (loss) (note 13)	(12)	1,796
Investment income	247	387
Other income	300	625
Foreign exchange gain (loss)	(407)	3,187
Investment and other income (loss)	$128	$5,995

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2010 and 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

16.	Commitments, guarantees and contingencies:

(a)	At December 31, 2010, the Corporation is committed to payments under operating leases as follows:

2011	2,551
2012	2,557
2013	2,521
2014	2,578
2015	2,750
Thereafter	13,731
Total minimum lease payments	$26,688

(b)
The Corporation has agreed to pay royalties in respect of sales of certain fuel cell-based stationary power products under two development programs with Canadian government agencies.  The total combined royalty is limited in any year to 4% of revenue from such products.  Under the original terms of the Utilities Development Program  (Phase 1) with the Governments of Canada and British Columbia, total royalties were payable to a maximum equal to the original amount of the government contributions of CDN $10,702,000.  During 2009, a Canadian government agency agreed to terminate potential royalties payable of CDN $5,351,000 in respect of future sales of fuel cell based stationary power products under the Utilities Development Program (Phase 1).  As at December 31, 2010, no royalties have been incurred for Phase 1.  Under the terms of the Utilities Development Program (Phase 2) with Technology Partnerships Canada (“TPC”) total royalties are payable to a maximum of CDN $38,329,000.  As at December 31, 2010, a total of CDN $5,320,000 in royalty repayments have been made for Phase 2 including payments of CDN $nil in 2010 and CDN $115,000 in 2009.

Original maximum recoverable amount under Phase 1 and 2 Termination of potential royalties payable Prior year payments applied	CDN$	49,031 (5,351) (5,321)
Maximum recoverable amount, December 31, 2010	CDN$	38,359
Maximum recoverable amount, December 31, 2010	US$	38,567

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2010 and 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

16.	Commitments, guarantees and contingencies (cont'd):

(c)
As at December 31, 2009, the Corporation had issued letter of credits in the amount of $293,000 related to inventory purchases and customer guarantees.  No such letter of credits were outstanding as at December 31, 2010.

(d)	At December 31, 2010, the Corporation has outstanding commitments aggregating up to a maximum of $1,156,000 (2009 - $1,691,000) relating primarily to purchases of property, plant and equipment.

(e)	The Corporation is also committed to make future investments totaling $201,000 in Chrysalix (note 9).

(f)
The Corporation has agreed to pay royalties in respect of sales of Ballard fuel cells or fuel cell systems under a July 31, 1996 Fuel Cell Bus Program Agreement (“FC Bus Agreement”), with Province of British Columbia, BC Transit, and BC Transportation Financing Authority (“BCTFA”).  Under the terms of FC Bus Agreement, the royalty payable is at a rate of 2% on future sales of such products for commercial transit application to a maximum of $2,212,000 (CDN$ 2,200,000).  No royalties have been paid, or accrued, as of December 31, 2010.

(g)
The Arrangement with Superior Plus (note 3) includes an indemnification agreement dated December 31, 2008 (the “Indemnity Agreement”), which sets out the parties’ continuing obligations to the other.  The Indemnity Agreement provides for the indemnification by each of the parties to the other for breaches of representations and warranties or covenants, as well as, in the Corporation’s case, any liability relating to the business, which is suffered by Superior Plus.  The Corporation’s indemnity to Superior Plus with respect to representation relating to the existence of the Corporation’s tax pools immediately prior to the completion of the Arrangement is limited to an aggregate of $7,390,000 (CDN $7,350,000) with a threshold amount of $503,000 (CDN $500,000) before there is an obligation to make a payment.  The Indemnity Agreement also provides for adjustments to be paid by the Corporation, or to the Corporation, depending on the final determination of the amount of 2008 Canadian non-capital losses, scientific research and development expenditures and investment tax credits, to the extent that such amounts are more or less than the amounts estimated at the time the Arrangement was executed.

At December 31, 2010, no amount payable or receivable has been accrued as a result of the Indemnity Agreement.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2010 and 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

17.	Income taxes:

The Corporation’s effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate for manufacturing and processing companies.

The principal factors causing the difference are as follows:

	2010	2009
Net loss attributable to Ballard Power Systems Inc. before income taxes	$(34,933)	$(3,265)
Expected tax recovery at 28.50% (2009 – 30.00%)	$(9,956)	$(980)
Increase (reduction) in income taxes resulting from:
Gain on sale of assets	(1,289)	(5,966)
Non-deductible expenses (non-taxable income)	1,249	320
Non-taxable equity gain in associated companies	–	(2,509)
Investment tax credits earned	(4,558)	(6,681)
Foreign tax rate differences	658	249
Losses and other deductions for which no benefit has been recorded	13,896	15,567
Income tax expense	–	–
Branch tax	3	(7)
Income taxes (recovery)	$3	$(7)

The Corporation has available to carry forward the following as at December 31:

	2010	2009
Canadian scientific research expenditures	$37,398	$24,880
Canadian losses from operations	19,652	–
Canadian investment tax credits	13,990	8,746
German losses from operations for corporate tax purposes	220	204
U.S. federal losses from operations	14,727	18,440
U.S. state losses from operations	1,702	3,333
U.S. research and development and investment tax credits	707	783
U.S. capital losses	180,762	180,761
Denmark losses from operations	18,359	–

The Canadian scientific research expenditures may be carried forward indefinitely.  The German and Denmark losses from operations may be used to offset future taxable income in Germany and Denmark for corporate tax and trade tax purposes and may be carried forward indefinitely.  The U.S. federal losses from operations may be used to offset future U.S. taxable income and expire over the period from 2011 to 2030.  The Canadian loses from operations may be used to offset future Canadian taxable income and expire over the period from 2028 to 2030.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2010 and 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

17.	Income taxes (cont'd):

The U.S. states losses from operations arising in California may be used to offset future state taxable income and may be carried forward for ten years.

The U.S. research and development and investment tax credits are available to reduce future U.S. taxable income and expire over the period from 2011 to 2029. The U.S. capital losses are available to reduce U.S. capital gains and expire over the period from 2011 to 2013.

The Canadian investment tax credits may be used to offset future Canadian income taxes otherwise payable and expire as follows:

2011	$324
2012	62
2013	121
2014	107
2016	96
2017	105
2029	7,408
2030	5,767
$13,990

The following sets forth the tax effect of temporary differences that give rise to future income tax assets and liabilities:

	2010	2009
Future income tax assets:
Scientific research expenditures	$9,350	$6,220
Investment in associated companies	2,296	2,173
Accrued warranty and pension liabilities	7,965	3,747
Losses from operations carried forward	14,694	6,526
Capital losses	61,459	61,459
Investment tax credits	12,757	8,274
Property, plant and equipment and intangible assets	49,525	28,111
Total future income tax assets	158,046	116,510
Less valuation allowance:
- Canada	(83,993)	(47,346)
- U.S.	(68,595)	(69,110)
- Germany	(83)	(54)
- Denmark	(5,375)	–
Net future income taxes	$–	$–

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2010 and 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

18.	Related party transactions:

Related parties include EBARA BALLARD Corporation and EBARA Corporation prior to the discontinuance of the Corporation’s operations in EBARA BALLARD Corporation in May 2009; and Dantherm A/S and Danfoss Ventures A/S subsequent to the closing of the Dantherm acquisition on January 18, 2010.  Revenues and costs recognized from transactions with such parties reflect the prices and terms of sales and purchase transactions with related parties, which are in accordance with normal trade practices.

	2010	2009
Balances with related parties:
Accounts receivable	$153	$–
Accounts payable and accrued liabilities	517	–

	2010	2009
Transactions during the year with related parties:
Revenues	$134	$380
Purchases	1,301	78
Net investments and advances (note 12)	$–	$5,000

19.	Supplemental disclosure of cash flow information:

	2010	2009
Non-cash financing and investing activities:
Compensatory shares	$540	$2,847
Accrued costs related to Arrangement (note 3)	$–	$584
Assets acquired under capital lease (notes 4 & 7)	$12,180	$2,078

20.	Segmented financial information:

The Corporation’s business operates in three market segments:

●	Fuel Cell Products: Fuel cell products and services for motive power (material handling and bus markets) and stationary power (back-up power and distributed generation markets) applications;

●	Contract Automotive: Contract technical and manufacturing services provided primarily to Daimler, Ford, and AFCC; and

●	Material Products: Carbon fiber products primarily for automotive transmissions and gas diffusion layers (“GDL”) for fuel cells.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2010 and 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

20.	Segmented financial information (cont’d):

Segment revenues and segment income (loss) represent the primary financial measures used by senior management in assessing performance and allocating resources, and include the revenues, cost of product and service revenues and expenses for which management is held accountable.  Segment expenses include research and product development costs directly attributable to individual segments.

Costs associated with shared services and other shared costs are allocated based on headcount and square footage.  Corporate amounts include expenses for research and product development that are not attributable to individual segments, sales and marketing, and general and administrative, which apply generally across all segments and are reviewed separately by senior management.

A significant portion of the Corporation’s production, testing and lab equipment, and facilities, as well as intellectual property, are common across the segments.  Therefore, management does not classify asset information on a segmented basis.  Instead, performance assessments of these assets and related resources allocations are done on a company-wide basis.

	2010	2009
Revenues
Fuel Cell Products	$32,784	$24,142
Contract Automotive	11,271	9,170
Material Products	20,964	13,410
	$65,019	$46,722
Segment income (loss) for the year (1)
Fuel Cell Products	$(8,797)	$(11,553)
Contract Automotive	1,870	1,236
Material Products	7,689	2,315
Total	762	(8,002)
Corporate amounts
Research and product development	(14,363)	(12,699)
General and administrative	(13,315)	(10,801)
Sales and marketing	(8,861)	(7,203)
Restructuring and related costs	(285)	(6,229)
Acquisition charges	(243)	(529)
Depreciation and amortization	(6,454)	(6,580)
Investment and other income	128	5,995
Interest expense	(974)	–
Gain on sale of assets	4,765	34,419
Equity gain in associated companies	–	8,364
Loss before income taxes	$(38,840)	$(3,265)
(1) Research and product development costs directly related to segments are included in segment income (loss) for the year.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2010 and 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

20.	Segmented financial information (cont’d):

As at December 31, 2010 and 2009, of total goodwill of $48,106,000, $46,291,000 was allocated to the Fuel Cell Products segment, and $1,815,000 to the Material Products segment.

In 2010, sales to a single customer of $16,359,000 exceeded 10% of total revenue, of which $8,107,000 were included in revenues from the Fuel Cell Products segment and $8,252,000 were included in revenues from the Contract Automotive segment.  In addition, sales to a single customer group of $13,586,000 in the Material Products segment exceeded 10% of total revenue.

In 2009, revenues from the Fuel Cell Products segment included sales to one customer that exceeded 10% of total revenue in the amount of $8,093,000.  Revenues from the Contract Automotive segment included sales to one customer that exceeded 10% of total revenue in the amount of $6,244,000.

As at December 31, 2010 accounts receivable of $1,665,000 for a single customer exceeded 10% of total accounts receivable, of which $1,365,000 relates to the Fuel Cell Products segment and $300,000 relates to the Contract Automotive segment.  In addition, a single customer also exceeded 10% of total accounts receivable as at December 31, 2010 in the amount of $2,735,000, relating to the Fuel Cell Products segment.

Revenues and capital asset information by geographic area, as at and for the years ended December 31, is as follows:

	2010		2009
	Revenues	Property, plant and equipment and goodwill	Revenues	Property, plant and equipment and goodwill
Canada	$5,070	$74,672	$6,246	$76,746
U.S.	31,179	9,700	30,347	10,621
Germany	17,465	59	4,879	59
U.K.	5,733	–	132	–
Denmark	1,048	381	–	–
Japan	–	–	485	–
Other countries	4,524	–	4,633	–
	$65,019	$84,812	$46,722	$87,426

Revenues are attributed to countries based on customer location.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2010 and 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

21.	Financial instruments:

(a)	Fair Value:

The Corporation’s financial instruments consist of cash and cash equivalents, short-term investments, accounts receivables, long-term investments, accounts payable and accrued liabilities, and obligations under capital lease.  The fair values of cash, accounts receivable, accounts payable and accrued liabilities approximate carrying value because of the short-term nature of these instruments.  The fair value of long-term investments accounted for on the cost basis is not practical to determine because none of the investments are publicly traded.  The interest rates applied to the obligations under capital lease are not considered to be materially different from market rates, thus the carrying value of obligations under capital lease approximate fair value.  The carrying value of cash equivalents and short-term investments equal their fair values as they are classified as held for trading.

Fair value measurements recognized in the balance sheet must be categorized in accordance with the following levels:

(i)	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
(ii)	Level 2: inputs other than quoted prices included in Level 1 that areobservable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e., derived from prices);
(iii)	Level 3: inputs for the asset or liability that are not based on observablemarket data (unobservable inputs).

The Corporation categorized the fair value measurement of its cash, cash equivalents and short-term investments in Level 1 as they are primarily derived directly from reference to quoted (unadjusted) prices in active markets.

(b)       Financial risk management:

The Corporation primarily has exposure to currency exchange rate risk, interest rate risk and credit risk.  These risks arise primarily from the Corporation’s holdings of U.S. and Canadian dollar denominated cash and cash equivalents and short-term investments.

		2010				2009
	Canadian dollar portfolio(1)	U.S. dollar portfolio	Other(1)	Total	Canadian dollar portfolio(1)	U.S. dollar portfolio	Total
Cash and cash equivalents	$17,771	$30,947	$1,231	$49,949	$9,191	$34,108	$43,299
Short-term investments	8,480	16,016	–	24,496	11,059	27,873	38,932
Total cash, cash equivalents and short-term investments	$26,251	$46,963	$1,231	$74,445	$20,250	$61,981	$82,231
(1) U.S. dollar equivalent

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2010 and 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

21.	Financial instruments (cont'd):

(b)	Financial risk management (cont’d):

Changes arising from these risks could impact the Corporation’s reported investment and other income through either changes to investment income or foreign exchange gains or losses (note 15).

The Corporation did not realize any material gains or losses on its accounts receivable or its financial liabilities measured at amortized cost.

(i)
Foreign currency exchange rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  The Corporation is exposed to currency risks primarily due to its holdings of Canadian dollar denominated cash equivalents and short-term investments and its Canadian dollar denominated accounts payable and accrued liabilities, accrued warranty liabilities, and obligations under capital lease.  Substantially all revenues and the related accounts receivable are denominated in U.S. dollars.

The Corporation limits its exposure to foreign currency risk by holding Canadian denominated cash, cash equivalents and short-term investments in amounts up to 100% of forecasted twelve month Canadian dollar net expenditures and up to 50% of the following twelve months of forecasted Canadian dollar net expenditures, thereby creating a natural hedge.  Periodically, the Corporation also enters into forward foreign exchange contracts to further limit its exposure.  At December 31, 2010, the Corporation had Canadian dollar cash, cash equivalents and short-term investments of CDN $26,109,000, and no outstanding forward foreign exchange contracts.

The following exchange rates applied during the year ended December 31, 2010:

	$U.S. to $1.00 CDN	$CDN to $1.00 $U.S.
January 1, 2010 Opening rate	$0.951	$1.051
December 31, 2010 Closing rate	1.005	0.995
Fiscal 2010 Average rate	0.971	1.030

Based on cash, cash equivalents and short-term investments held at December 31, 2010, a 10% increase in the Canadian dollar against the U.S. dollar, with all other variables held constant, would result in an increase in foreign exchange gains of approximately $2,625,000.  If the Canadian dollar weakened 10% against the U.S. dollar, there would be an equal, and opposite impact, on net income.  This sensitivity analysis includes foreign currency denominated monetary items, and adjusts their translation at year-end, for a 10% change in foreign currency rates.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2010 and 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

21.	Financial instruments (cont'd):

(b)	Financial risk management (cont’d):

(ii)
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Corporation is exposed to interest rate risk arising primarily from fluctuations in interest rates on its cash, cash equivalents and short-term investments.  The Corporation limits its exposure to interest rate risk by continually monitoring and adjusting portfolio duration to align to forecasted cash requirements and anticipated changes in interest rates.

Based on cash, cash equivalents and short-term investments at December 31, 2010, a 0.25% decline in interest rates, with all other variables held constant, would result in a decrease in investment income $186,000, arising mainly as a result of an increase in the fair value of fixed rate financial assets classified as held-for-trading.  If interest rates had been 0.25% higher, there would be an equal and opposite impact on net income.

(iii)
Credit risk is the risk of financial loss to the Corporation if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Corporation’s cash equivalents, short-term investments and accounts receivable.  The Corporation limits its exposure to credit risk on cash equivalents and short-term investments by only investing in liquid, investment grade securities.  The Corporation manages its exposure to credit risk on accounts receivable by assessing the ability of counterparties to fulfill their obligations under the related contracts prior to entering into such contracts, and continuously monitors these exposures.

(iv)
Commodity risk is the risk of financial loss to the Corporation due to fluctuations in platinum prices.  To manage its exposure to platinum price fluctuations, the Corporation includes platinum pricing adjustments directly into certain significant customer contracts in addition to entering into platinum forward contracts.  Forward contracts are recorded at their fair value as either assets or liabilities on the balance sheet.  At December 31, 2010, the Corporation had outstanding platinum forward contracts to purchase a total of $3,100,000 of platinum at an average rate of $1,738 per troy ounce, resulting in an unrealized gain of $90,000.

Based on the outstanding platinum forward contracts held at December 31, 2010, a $100 increase in the market price of platinum will result in a gain of $180,000 charged to income.  If the market price of platinum declines by $100, there would be an equal, and opposite impact, on net income.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2010 and 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

22.	Capital disclosures:

As at December 31, 2010, the Corporation considers its cash, cash equivalents and short-term investments as its capital.  The Corporation does not have any bank debt or significant externally imposed capital requirements to which it is subject.  The Corporation’s objectives when managing capital are to manage its capital with strong fiscal discipline; focus on markets with high product and service revenue growth potential; license technology in cases where it is advantageous to the Corporation; and access available government funding for research and development projects.  The Corporation’s current financing principle is to maintain cash balances sufficient to fund at least six quarters of operating cash consumption at all times.

23.	Differences between Canadian and United States accounting principles and practices:

These consolidated financial statements have been prepared in accordance with Canadian GAAP which differ in certain respects from those principles and practices that the Corporation would have followed had its consolidated financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States (“U.S. GAAP”).

(a)
Under Canadian GAAP, the adoption of the U.S. dollar in 2001 as the presentation and measurement currency was implemented by translating all prior year financial statement amounts at the foreign exchange rate on December 31, 2001.  Under U.S. GAAP, a change in presentation and measurement currency is implemented retroactively, such that prior period financial statements are translated under the current rate method using foreign exchange rates in effect on those dates.  As a result, there is a difference in the share capital, additional paid-in capital, accumulated deficit and accumulated other comprehensive income amounts under U.S. GAAP as compared to Canadian GAAP.

(b)
Under Canadian GAAP, the Corporation has accounted for funding received in prior years under the TPC agreement in accordance with specific pronouncements on accounting for government assistance by reducing research and product development expenses, cost of revenues, inventory and capital assets by the amount of the funding received.

Under U.S. GAAP, there are no authoritative accounting standards addressing the various types of government assistance programs.  Since the TPC funding combines the characteristics of a grant with some characteristics of a debt instrument, the Corporation has recorded the entire funding as long-term debt under U.S. GAAP.  In addition, the U.S. GAAP liability is a Canadian dollar denominated liability and, as a result, foreign exchange gains and losses are incurred.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2010 and 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

23.	Differences between Canadian and United States accounting principles and practices (cont’d):

During the year, the Corporation expensed $223,000 (2009 - $4,293,000) in TPC repayments under Canadian GAAP which would be treated as a reduction in the liability for U.S. GAAP.

(c)
Under Canadian GAAP, the Corporation is required to account for gains and losses on the issuance of shares by a subsidiary or other entity which the Corporation accounts for on an equity basis, as a component of income.  Under U.S. GAAP, the effect of such dilution gains are recorded in equity as an increase in paid-in capital rather than as income.

(d)
Prior to 2002, under Canadian GAAP, no compensation expense was recorded for employee share option plans under the intrinsic value method.  A previous option exchange plan was accounted for as a variable option plan under U.S. GAAP.  Prior to the Corporation’s 100% acquisition of Ballard Generation Systems Inc. (“BGS”) in 2003, minority interest under U.S. GAAP included the minority interest’s percentage share of compensation expense under variable plan accounting.  The balance of the purchase price allocated to goodwill from the acquisition of the minority interest in BGS reflects this difference under U.S. GAAP.

(e)
Under Canadian GAAP, investments where no significant influence exists are accounted for using the cost method.  Under U.S. GAAP, investments in limited partnerships such as Chrysalix are accounted for using the equity method.  In 2008, Chrysalix was written down to its estimated net realizable value and there is no difference in the carrying value of such investment as of December 31, 2010 and 2009 between Canadian and U.S. GAAP.

(f)	Under U.S. GAAP, no sub-total would be provided in the operating section of the consolidated statement of cash flows. There are no other differences in operating, investing and financing cash flows.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2010 and 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

23.	Differences between Canadian and United States accounting principles and practices (cont’d):

Under U.S. GAAP, these differences would have been reported in the consolidated balance sheets, consolidated statements of operations and comprehensive income (loss), and consolidated statements of shareholders’ equity as follows:

Consolidated condensed balance sheets:

	2010			2009
	Canadian GAAP	Difference	U.S. GAAP	Canadian GAAP	Difference	U.S. GAAP
Current assets	$99,398	$–	$99,398	$106,416	$–	$106,416
Property, plant and equipment	36,706	–	36,706	39,320	–	39,320
Intangible assets	2,975	–	2,975	824	–	824
Goodwill (d)	48,106	490	48,596	48,106	490	48,596
Investments (e)	673	–	673	632	–	632
Long-term accounts receivable	1,596	–	1,596	–	–	–
Other long-term assets	334	–	334	50	–	50
	$189,788	$490	$190,278	$195,348	$490	$195,838
Current liabilities	$35,091	$–	$35,091	$30,057	$–	$30,057
Long-term liabilities (b)	4,432	38,245	42,677	4,632	36,404	41,036
Deferred gain	9,036	–	9,036	–	–	–
Obligation under capital lease	13,354	–	13,354	1,739	–	1,739
	61,913	38,245	100,158	36,428	36,404	72,832
Shareholders' equity:
Ballard Power Systems Inc. shareholders’ equity
Share capital (a)	836,245	119,583	955,828	835,565	119,583	955,148
Treasury shares	(670)	–	(670)	(207)	–	(207)
Additional paid-in capital (a)(c)	288,618	86,929	375,547	284,510	86,929	371,439
Accumulated deficit	(995,669)	(168,626)	(1,164,295)	(960,712)	(166,785)	(1,127,497)
Accumulated other comprehensive income (a)	(236)	(75,641)	(75,877)	(236)	(75,641)	(75,877)
Ballard Power Systems Inc. shareholders' equity	128,288	(37,755)	90,533	158,920	(35,914)	123,006
Dantherm Power A/S non-controlling interests	(413)	–	(413)	-	–	–
Total shareholders’ equity	127,875	(37,755)	90,120	158,920	(35,914)	123,006
	$189,788	$490	$190,278	$195,348	$490	$195,838

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2010 and 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

23.	Differences between Canadian and United States accounting principles and practices (cont’d):

	2010	2009
Loss attributable to Ballard Power Systems Inc. under Canadian GAAP	$(34,936)	$(3,258)
Research and development (b)	223	4,293
Foreign exchange loss (b)	(2,064)	(4,808)
Net loss and comprehensive loss attributable to Ballard Power Systems Inc. in accordance with U.S. GAAP	$(36,777)	$(3,773)
Basic and diluted loss per share, U.S. GAAP	$(0.44)	$(0.05)

Consolidated statements of shareholder’s equity

	Ballard Power Systems Inc. shareholders' equity
	Share capital	Treasury shares	Additional paid-in capital	Accumualted deficit	Accumulated other comprehensive income (loss)	Dantherm Power A/S Non- controlling interests	Total shareholders' equity
Balance, December 31, 2008	$952,294	$–	$370,395	$(1,123,724)	$(75,877)	$–	$123,088
Net Loss	–	–	–	(3,773)	–	–	(3,773)
Non-dilutive financing	–	–	(719)	–	–	–	(719)
Purchase of treasury shares	–	(207)	–	–	–	–	(207)
RSUs and DSUs redeemed	1,126	–	(1,283)	–	–	–	(157)
Options exercised	7	–	–	–	–	–	7
Share distribution plan	1,721	–	3,046	–	–	–	4,767
Balance, December 31, 2009	$955,148	$(207)	$371,439	$(1,127,497)	$(75,877)	$–	$123,006
Acquisition of Dantherm Power	–	–	–	–	–	3,543	3,543
Additional investment in Dantherm Power	–	–	915	–	–	(49)	866
Net loss	–	–	–	(36,777)	–	(3,907)	(40,684)
Non-dilutive financing	–	–	(22)	–	–	–	(22)
Purchase of treasury shares	–	(559)	–	–	–	–	(559)
RSUs and DSUs redeemed	542	96	(800)	(21)	–	–	(183)
Options exercised	138	–	(47)	–	–	–	91
Share distribution plan	–	–	4,062	–	–	–	4,062
Balance, December 31, 2010	$955,828	$(670)	$375,547	$(1,164,295)	$(75,877)	$(413)	$90,120